                                                                    EXHIBIT 99.1

CENTRAL EUROPEAN DISTRIBUTION CORPORATION ANNOUNCES 400 PERCENT INCREASE IN THIRD QUARTER NET PROFITS; REVENUES UP OVER 30 PERCENT YEAR ON YEAR.

ALEXANDRIA, VA., NOVEMBER 11, 1998/ CENTRAL EUROPEAN DISTRIBUTION CORPORATION (NASDAQ: CEDC), today announced third quarter earnings of $329,000, or $.10 per share on a fully diluted basis for the three-month period ending September 30, 1998, compared to $65,000, or $0.04 per share on a fully diluted basis for the same period in 1997. Total revenues rose 30 percent to $12.97 million during the quarter ended September 30, 1998 from $9.98 million for the third quarter 1997. Both revenues and earnings were a record for the company.

For the nine-month period ended September 30, 1998, earnings increased over 500 percent of $860,000, or $0.38 per share on a fully diluted basis, from $140,000, or $0.08 per share on a fully diluted basis in the nine months ended September 30, 1997, as after tax margin on revenue increased to 2.5 percent from
0.5 percent. Total revenues increased 27 percent to $34.86 million from $27.50 million during the same period in 1997. Also, during the third quarter the company repaid its outstanding debt and is now debt free.

William Carey, Chairman and CEO commented, "The third quarter was our transition from a private to a public company. Our record earnings and revenues are a result of both our continuing strong internal growth and the immediate effective use of capital raised in the IPO. The capital raised has enabled us to achieve increased margins of several hundred basis points in our domestic vodka business, which comprises over 50% of total sales."

"Outside factors, namely the Russian crisis, which caused abnormal currency fluctuations in the quarter, were properly managed and had only a minimal effect on operations. The Polish currency, the zloty, has since recovered and is currently near its yearly high against the dollar. We view the strength of the zloty as a vote of confidence in the continuing growth of the Polish economy and a final decoupling from the view that Poland is dependent on the Russian market."

The Company also announced that it has received the exclusive distribution rights in Poland for Evian water, the world's leading bottled water, from the Dannon Group of France. Mr. Carey further commented, "With the introduction of Evian water, we continue to add non-alcoholic brand names to our product portfolio. In recent months we have added non-alcoholic products such as Poland's number two export drink and Dunhill Cigars. As previously announced, signing new exclusive brands is one of our primary strategies. Since the IPO on July 27, 1998, we have
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signed five new spirit brands, Camus Cognac, Dekuyper Liqueurs, Black and White,
Vat 69 and White Horse scotches, that are now exclusively distributed, as well as the above mentioned non-alcoholic products. We are currently in discussions with several major brands about exclusive distribution of their products in Poland and we are actively pursuing acquisitions, as stated in the registration statement, that will significantly increase the breadth of our distribution in Poland."

Mr. Carey concluded, "During this quarter we have been able to further penetrate key accounts, including the largest chain of vodka stores, and the rapidly growing petroleum retail outlets, including British Petroleum, as a result of our ability to provide a complete portfolio of imported wines, beer and spirits as well as domestic vodka on a nationwide basis. We look to continue to gain market share in the Polish vodka market by opening additional key accounts, which will enable us to add our imported products through these new outlets. These factors should all contribute to our continued growth in revenues and earnings."

CEDC is the leading importer of beer, wine and spirits, as well as the largest distributor of domestic vodka on a nationwide basis in Poland, a four billion dollar market at the retail level in 1997. The Company operates eight regional distribution centers in major urban areas throughout Poland, one of Europe's fastest growing economies, from which it distributes many of the world's leading brands of spirits, wines and beers, including brands such as Johnnie Walker, Jim Beam, Sutter Home, Miller, Corona and Guinness.

Except for the historical information contained herein, the matters discussed in this news release are forward looking statements that involve risks and uncertainties that are detailed from time to time in the Company's SEC reports, including but not limited to the discussions in the Management's Discussion & Analysis included in the Quarterly Report on Form 10-Q for third quarter 1998.

For further information please contact Jeffrey Peterson, Executive Vice President, at 941-330-1558.


                                      -2-


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CENTRAL EUROPEAN DISTRIBUTION CORPORATION
Consolidated Income Statement and Balance Sheet Data
(Unaudited), (In thousands except per share data)

                                                                 3 months ended                       9 months ended
                                                        --------------------------------     --------------------------------
                                                        Sept. 30, 1998     Sept. 30, 1997    Sept. 30, 1998    Sept. 30, 1997
                                                          (unaudited)        (unaudited)       (unaudited)       (unaudited)

Net sales                                                   $12,968            $ 9,977           $34,861           $27,499
Gross profit                                                  1,911              1,406             5,268             3,740
Selling, general & administrative expenses                    1,507              1,148             3,913             3,057
Operating income                                                404                258             1,355               683
Non-operating income (expense)
  Interest (expense)                                            (75)               (25)             (180)             (106)
  Interest income                                                99                 --                99                --
  Realized and unrealized foreign currency transaction
    (losses) gains, net                                          70                (65)               30              (278)
  Other (expense) income, net                                     3                 (4)               31                35
Income before income taxes                                      501                164             1,335               334
Income tax expense                                              172                 99               475               194
Net income                                                  $   329            $    65           $   860           $   140
NET INCOME PER COMMON SHARE, BASIC AND DILUTIVE             $  0.10            $  0.04           $  0.38           $  0.08
Weighted average common shares outstanding, basic
  and dilutive                                                3,193              1,780             2,256             1,780

                                                                                      At Sept. 30, 1998  At Dec. 31, 1997
                                                                                         (unaudited)
Cash                                                                                        $ 4,946            $ 1,053
Accounts receivable                                                                           7,294              6,970
Inventories                                                                                   3,548              3,280
Equipment, net                                                                                  803                503
Total assets                                                                                 16,977             12,530
Total current liabilities                                                                     5,430             12,149
Long term debt and capital lease obligations                                                     --                 47
Stockholders' equity                                                                         11,547                334